Contact

www.linkedin.com/in/neiltierney
(LinkedIn)

Neil Tierney

Impact brands
United Kingdom

Summary

Founder & operator with multiple exits. UK Shell LiveWIRE Entrepreneur of Year 2004. Private & public leadership. Founded home energy management company ONZO (acquired LON:SSE) > Sustainable shoe brand Allbirds (IPO NASDAQ:BIRD) > Global marketing agency ICF Next (acquired NASDAQ:ICFI) > BEVs at UBCO, PURE & DUST > HEVs at NanoSUN (acquired LON:HGEN) > REM-free motors at AEM.

Experience

Dust Moto
Co-Founder
April 2023 - Present (1 year 7 months)
Europe

Building the #1 American moto brand globally with our Founders50 (F50) & First100 (F100) community

Advanced Electric Machines
Non Executive Director
November 2023 - Present (1 year)
United Kingdom

REM-free EV motors with high performance at low cost. $29m series-A. Representing Par $130m fund.

Edmund Hillary Fellowship (EHF)
Fellow
2020 - Present (4 years)
New Zealand

Global group focussing on low-carbon innovation.

NanoSUN
CEO
June 2023 - February 2024 (9 months)
United Kingdom

Mobile hydrogen refuelling Pioneer for on-highway vehicles. Recruited by the Board as a non-hydrogen expert to restructure after a $20M series-A in 2021. Acquired by LSE company HGEN in 2024.

Pure Electric
Chief Strategy Officer
November 2022 - April 2023 (6 months)
United Kingdom

Launched iconic Advance Flex. Safe fun e-scooters with a forward and foldable ride. Raised $20M seed.

UBCO - Electric Adventure Vehicles
Chief Customer Officer
April 2020 - September 2022 (2 years 6 months)
Global

Launched iconic 2X2. Safe fun e-motorbikes for work and play. B2B customers include Domino's and Australia Post. In Covid we quadrupled sales, team, capital and valuation. Raised $27M series-B.

ICF
8 years

Managing Partner & SVP
April 2017 - March 2020 (3 years)
Global

ICF Next (now Phaedon) is a global top-10 integrated marketing agency. Specialising in data-driven marketing and technology including a SaaS loyalty platform. ICF is 8,000 people across 80 offices & $1.6B revenue. DEI leader with 55% female, 51% female leaders and 37% non-white.

Founder & Managing Partner
2012 - March 2020 (8 years)
EMEA

Subscription trailblazer. The Future Customer (TFC) was a data-driven marketing agency for the world's biggest brands. Specialising in brand membership & loyalty. Acquired by NASDAQ company ICF in 2017.

Allbirds
CMO
2015 - 2015 (less than a year)
United Kingdom

D2C and sustainability trailblazer. Originally branded 3/7. Raised $13M series-A. $4B IPO in 2021.

NSPCC
Board Member
2014 - 2014 (less than a year)
United Kingdom

UK's 5th largest charity. Raising $150m per year to help prevent child abuse.

Crossover Health
CMO
2013 - 2013 (less than a year)
United States

D2C trailblazer. Sherpaa was a virtual primary care company. Raised $8M series-A. Acquired by Crossover in 2019.

Relaymed
Founder & CEO
2012 - 2012 (less than a year)
United States

POC trailblazer. Connecting point-of-care testing to electronic health records. Raised $1M seed.

ONZO
Founder & CMO
2007 - 2011 (4 years)
Global

Disaggregation trailblazer. Home energy management solution now in 50% of UK homes. 20 patents. Raised $14M series-A. Acquired by SSE in 2012 & GEO in 2021.

Innovate UK
Project Chair
2008 - 2010 (2 years)
Global

Global consortium of 10 companies as part of a $3M project applying smart cards to smart meters.

Lightweight Medical Ltd
Founder & CEO
2003 - 2007 (4 years)

United Kingdom

Partnering with NHS to develop life-critical neonatal products. Winners of International Red Dot & iF design awards. 4 patents. Raised $1M seed. Acquired by Paraid in 2007.

Shell
UK Shell LiveWIRE Entrepreneur of the Year 2004
2004 - 2004 (less than a year)
United Kingdom

Locus Research
Product Design Engineer
2003 - 2003 (less than a year)
New Zealand

Royal Society of Edinburgh
Circular Economy Postgraduate
2003 - 2003 (less than a year)
Netherlands

AUDI AG
Product Design Engineer
2002 - 2002 (less than a year)
Germany

Speck Design
Product Design Engineer
2001 - 2001 (less than a year)
United States

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Education

The University of Glasgow
Product Design Engineering MEng · (1997 - 2002)

London Business School
Corporate Finance · (2010 - 2010)

George Heriot's School
 · (1990 - 1996)